UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

MSC INDUSTRIAL DIRECT CO., INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

553530 10 6
(CUSIP Number)

DECEMBER 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553530 10 6	Schedule 13G	Page 2 of 6

1	NAME OF REPORTING PERSON Mitchell Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,064,904
	6	SHARED VOTING POWER 2,571,142
	7	SOLE DISPOSITIVE POWER 4,064,904
	8	SHARED DISPOSITIVE POWER 2,571,142
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,636,046
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 553530 10 6	Schedule 13G	Page 3 of 6

Item 1.	(a)	NAME OF ISSUER

MSC Industrial Direct Co., Inc. (the “Company”)

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

515 Broadhollow Road
Melville, New York 11747

Item 2.	(a)	NAME OF PERSON FILING

Mitchell Jacobson (“Mr. Jacobson”)

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address of the principal business office of Mr. Jacobson is c/o MSC Industrial Direct Co., Inc., 515 Broadhollow Road, Melville, New York 11747.

	(c)	CITIZENSHIP

United States.

	(d)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

	(e)	CUSIP NUMBER

553530 10 6

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP.

	(a)	AMOUNT BENEFICIALLY OWNED:

As of the date hereof, Mr. Jacobson may be deemed to beneficially own 6,636,046 shares of Class A Common Stock as a result of his direct or indirect ownership of, and/or voting and dispositive power over:

CUSIP NO. 553530 10 6	Schedule 13G	Page 4 of 6

(1)	67,796 shares of Class A Common Stock and 1,697,517 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common Stock on a one-for-one basis (the "Class B Common Stock"), held by Mr. Jacobson;

(2)	4,693,241 shares of Class B Common Stock held by grantor retained annuity trusts and other trusts of which Mr. Jacobson is the settlor or over whose portfolio securities Mr. Jacobson may be deemed to exercise voting or dispositive power;

(3)	177,492 shares of Class A Common Stock held by the Jacobson Family Foundation, of which Mr. Jacobson is a director.

	Mr. Jacobson disclaims beneficial ownership of all shares of Class A Common Stock and Class B Common Stock held by the grantor retained annuity trusts, other trusts and the foundation referred to above.

(b)	PERCENTAGE OWNED:

	Based on calculations made in accordance with Rule 13d-3, and there being 47,136,688 shares of Class A Common Stock outstanding as of December 10, 2021 (as reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2021), Mr. Jacobson may be deemed to beneficially own approximately 12.4% of the outstanding Class A Common Stock.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

	(i)	Sole voting power:	4,064,904

	(ii)	Shared voting power:	2,571,142

	(iii)	Sole dispositive power:	4,064,904

	(iv)	Shared dispositive power:	2,571,142

CUSIP NO. 553530 10 6	Schedule 13G	Page 5 of 6

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. 553530 10 6	Schedule 13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to my best knowledge and belief, I certify that the  information  set forth in this statement is true, complete and correct.

Dated as of February 10, 2022

Mitchell Jacobson

By:	/s/ J. Robert Small
J. Robert Small
Attorney-in-Fact